EXHIBIT 99.2

Coral Gold Resources Ltd

Suite 900 – 570 Granville Street
Vancouver, BC  V6C 3P1
Tel.: (604) 682-3701

INFORMATION CIRCULAR

SOLICITATION OF PROXIES BY MANAGEMENT

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of Coral Gold Resources Ltd. (the “Company”) for use at the Annual General & Special Meeting (the “Meeting”) of the shareholders of the Company (the “Shareholders”) to be held at the Company’s office at Suite 900,  570 Granville Street, Vancouver, British Columbia V6C 3P1, on Monday, July 16, 2012, at 2:00 p.m. (Vancouver time) and at any adjournments thereof for the purposes set out in the accompanying Notice of Meeting.  Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone by directors or officers of the Company.  Arrangements will also be made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of common shares of the Company (“Common Shares”) pursuant to the requirements of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer.  The cost of any such solicitation will be borne by the Company.

Unless otherwise stated, the information contained in this Information Circular is given as at June 11, 2012.

APPOINTMENT OF PROXYHOLDERS

AND COMPLETION AND REVOCATION OF PROXIES

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder’s behalf in accordance with the instructions given by the Shareholder in the proxy.  The persons named in the enclosed proxy (the “Management Designees”) have been selected by the directors of the Company.

A Shareholder has the right to designate a person (who need not be a Shareholder), other than the Management Designees to represent the Shareholder at the Meeting.  Such right may be exercised by inserting in the space provided for that purpose on the proxy the name of the person to be designated, and by deleting from the proxy the names of the Management Designees, or by completing another proper form of proxy and delivering the same to the transfer agent of the Company.  Such Shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxyholder and attend the Meeting, and provide instructions on how the Shareholder’s shares are to be voted.  The nominee should bring personal identification with them to the Meeting.

To be valid, the proxy must be dated and executed by the Shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the proxy). The proxy must then be delivered to the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or by fax within North America to 1-866-249-7775, and outside North America to (416) 263-9524, at least 48 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof.  Proxies received after that time may be accepted by the Chairman of the Meeting in the Chairman’s discretion, but the Chairman is under no obligation to accept late proxies.

Any registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised.  A proxy may be revoked by a registered Shareholder personally attending at the Meeting and voting their shares.  A Shareholder may also revoke their proxy in respect of any matter upon which a vote has not already been cast by depositing an instrument in writing, including a proxy bearing a later date executed by the registered Shareholder or by their authorized attorney in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, either at the office of the Company’s registrar and transfer agent at the foregoing address or the head office of the Company, at 900 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof at which the proxy is to be used, or by depositing the instrument in writing with the Chairman of such Meeting, or any adjournment thereof.  Only registered Shareholders have the right to revoke a proxy.  Non-registered Shareholders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective nominees to revoke the proxy on their behalf.

VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each registered Shareholder and each proxyholder (representing a registered or unregistered Shareholder) having one vote, unless a poll is required or requested, whereupon each such Shareholder and proxyholder is entitled to one vote for each Common Share held or represented, respectively.  Each Shareholder may instruct their proxyholder how to vote their Common Shares by completing the blanks on the proxy.  All Common Shares represented at the Meeting by properly executed proxies will be voted or withheld from voting when a poll is required or requested and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the Common Shares represented by the proxy will be voted in accordance with such specification.  In the absence of any such specification as to voting on the proxy, the Management Designees, if named as proxyholder, will vote in favour of the matters set out therein.

The enclosed proxy confers discretionary authority upon the Management Designees, or other person named as proxyholder, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting.  As of the date hereof, the Company is not aware of any amendments to, variations of or other matters which may come before the Meeting.  If other matters properly come before the Meeting, then the Management Designees intend to vote in a manner which in their judgment is in the best interests of the Company.

In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an “ordinary resolution”), unless the motion requires a “special resolution” in which case a majority of 66 2/3% of the votes cast will be required.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue unlimited Common shares without par value.  There is one class of shares only.  There are issued and outstanding 33,563,649 Common shares.  At a General Meeting of the Company, on a show of hands, every shareholder present in person and entitled to vote and every proxy holder duly appointed by a holder of a share who would have been entitled to vote shall have one vote and on a poll, every shareholder present in person or represented by proxy shall have one vote for each share of which such shareholder is the registered holder.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

The directors have determined that all shareholders of record as of the 11th day June, 2012 will be entitled to receive notice of and to vote at the Meeting. Those shareholders so desiring may be represented by proxy at the Meeting.

BENEFICIAL HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" or "beneficial" shareholders because the shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Beneficial Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Beneficial Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Beneficial Holders.

Intermediaries are required to forward the Meeting Materials to Beneficial Holders unless a Beneficial Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Beneficial Holders. Generally, Beneficial Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Holder when submitting the proxy.  In this case, the Beneficial Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company's transfer agent as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Beneficial Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Beneficial Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Beneficial Holders to direct the voting of the shares which they beneficially own.  Should a Beneficial Holder who receives one of the above forms wish to vote at the Meeting in person, the Beneficial Holder should strike out the names of the Management Designees named in the form and insert the Beneficial Holder's name in the blank space provided. In either case, Beneficial Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

PARTICULARS OF MATTERS TO BE ACTED UPON

TO THE KNOWLEDGE OF THE COMPANY’S DIRECTORS, THE ONLY MATTERS TO BE PLACED BEFORE THE MEETING ARE THOSE REFERRED TO IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATION CIRCULAR.  HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

Additional detail regarding each of the matters to be acted upon at the Meeting is set forth below.

I.	Financial Statements

The audited financial statements of the company for the year ended January 31, 2012, (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the shareholders at the Meeting.  Shareholders should note that in accordance with the rules of National Instrument 51-102 “Continuous Disclosure Obligations”, shareholders will no longer automatically receive copies of financial statements unless a card (in the form enclosed herewith) has been completed and returned as instructed. Copies of all previously issued annual and quarterly financial statements and related Management Discussions and Analysis are available to the public on the SEDAR website at www.sedar.com.

II.	Election of Directors

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then.  It is proposed that the number of directors for the ensuing year be fixed at five (5) subject to such increases as may be permitted by the Articles of the Company.  At the Meeting, the Shareholders will be asked to consider and, if thought fit, approve an ordinary resolution fixing the number of directors to be elected at the Meeting at five (5).

It is proposed that the persons named below will be nominated at the Meeting.  Each director elected will hold office until the next Annual General Meeting of the Company or until his successor is duly elected or appointed pursuant to the Articles of the Company unless his office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) or the Company’s Articles.

It is the intention of the Management designees, if named as proxy, to vote for the election of the said persons to the Board of Directors, unless the Shareholder has specified in its proxy that its Common Shares are to be withheld from voting on the election of directors.

The Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees is as follows:

Name and Present Office Held	Director Since	Number of Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised at the Date of this Information Circular	Principal Occupation and if not at present an elected director, occupation during the past five (5) years
Ronald Andrews(1) (2) (3) WA, USA Director	2010/01/12	1,000 (Directly) 10,000 (Indirectly)	Owner and operator of Andrews Orchards
Gary Robertson(1) (2) (3) NB, Canada Director	2003/07/17	34,500 (Directly) 214,050 (Indirectly)	Financial Planner
Chris Sampson(1) (2) BC, Canada VP Exploration and Director	1996/01/29	66,300	Professional Geologist
David Wolfin(3) BC, Canada President, CEO and Director	1997/09/05	236,300 (Directly) 554,300 (Indirectly)	Mining Executive; Officer and/or Director of several reporting issuers
Andrew Kaplan NJ, USA Director	Nominee	Nil	Business Consultant

(1)	Member of the audit committee.
(2)	Member of the corporate governance committee
(3)	Member of the compensation committee

All of the nominees are residents of Canada, except for Ronald Andrews and Andrew Kaplan who reside in the United States.

The Company has an audit committee, a corporate governance committee and a compensation committee the members of which are set out above.

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed below, to the knowledge of the Company, no director or proposed director of the Company is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity.

(a)	was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)
was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

David Wolfin, a director and officer of the Company, was a director of Gray Rock Resources Ltd. at the date of a cease trade order issued by the British Columbia Securities Commission (“BCSC”) on May 29, 2002 and for failure to file financial statements. The order was revoked on January 10, 2005.

Individual Bankruptcies

To the knowledge of the Company, no director or proposed director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

No proposed director of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

III.	Appointment of Auditors

Management proposes the appointment of Smythe Ratcliffe LLP, Chartered Accountants, as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration.

In the absence of instructions to the contrary the shares represented by proxy will be voted in favour of a resolution to appoint Smythe Ratcliffe LLP, Chartered Accountants, as Auditors of the Company for the ensuing year, at a remuneration to be fixed by the Board of Directors, unless the Shareholder has specified in the Shareholder’s proxy that the Shareholder’s Common Shares are to be withheld from voting on the appointment of auditors.

IV.	Ratification of Incentive Stock Option Plan

At the 2011 Annual General & Special Meeting, the Shareholders re-approved a rolling stock option plan that had been originally adopted by the Shareholders in 2009 (the “Stock Option Plan” or “Plan”) authorizing the issuance of incentive stock options to directors, officers, employees and consultants to an aggregate of 10% of the issued shares from time to time.  The TSX Venture Exchange policies (“TSX-V”) require Shareholders’ approval of the Stock Option Plan each year.  There are currently 33,563,649 shares issued and outstanding, therefore the current 10% threshold is now 3,356,365 shares under the Stock Option Plan.  The material terms of the Plan remain the same.

A copy of the plan will be made available at the Company’s Head Office located at Suite 900 – 570 Granville Street, Vancouver, British Columbia V6C 3P1, until 4:00 pm on the business day immediately preceding the date of the Meeting.

Shareholders’ Approval

Shareholders will be asked at the Meeting to approve with or without variation the following by ordinary resolution:

“BE IT RESOLVED that the Company’s Stock Option Plan be and is hereby approved.”

In the event such Shareholders’ approval is not obtained, then the threshold for the number of shares reserved under the Plan for stock option grants will be the number approved by the Shareholders at the last Annual General Meeting.  Any outstanding stock options will not be affected.

EXECUTIVE COMPENSATION

Please see Form 51-102F6 Statement of Executive Compensation attached to this Information Circular as Schedule “A”.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only compensation plan of the Company under which equity securities are currently authorized for issuance is the Stock Option Plan. The Stock Option Plan was previously approved by the Shareholders of the Company. The table below summarizes information in relation to the Common Shares reserved for issuance under the Stock Option Plan as of January 31, 2012.

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under the Stock Option Plan (excluding securities reflected in column (a))
Stock Option Plan (approved by security holders)	2,515,000	$0.76	841,365
Equity compensation plans not approved by security holders	Nil	N/A	Nil
Total:	2,515,000		841,365

MANAGEMENT CONTRACTS

Management functions of the Company are not, to any degree, performed by a person or persons other than the directors or executive officers of the Company.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No Informed Persons of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the heading "Particulars of Matters to be Acted Upon".

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the heading "Particulars of Matters to be Acted Upon".

AUDIT COMMITTEE

Under National Instrument 52-110 – Audit Committees (“NI 52-110”) reporting issuers in those jurisdictions which have adopted NI 52-110 are required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee’s Charter, composition of the Committee, and the fees paid to the external auditor.  Accordingly, the Company provides the following disclosure with respect to its Audit Committee:

Audit Committee Charter

1.	Purpose of the Committee

1.1
The purpose of the Audit Committee is to assist the Board in its oversight of the integrity of the Company's financial statements and other relevant public disclosures, the Company's compliance with legal and regulatory requirements relating to financial reporting, the external auditors' qualifications and independence and the performance of the internal audit function and the external auditors.

2.	Members of the Audit Committee

2.1
At least one Member must be “financially literate” as defined under MI 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

2.2	The Audit Committee shall consist of no less than three Directors.

2.3	At least one Member of the Audit Committee must be “independent” as defined under MI 52-110, while the Company is in the developmental stage of its business.

3.	Relationship with External Auditors

3.1	The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit Committee.

3.2	The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

3.3	The Audit Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.

3.4	The Audit Committee will have direct communications access at all times with the external auditors.

4.	Non-Audit Services

4.1
The external auditors are prohibited from providing any non-audit services to the Company, without the express written consent of the Audit Committee.  In determining whether the external auditors will be granted permission to provide non-audit services to the Company, the Audit Committee must consider that the benefits to the Company from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

4.2	Notwithstanding section 4.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Company:

(i)	acting as an agent of the Company for the sale of all or substantially all of the undertaking of the Company; and

(ii)
performing any non-audit consulting work for any director or senior officer of the Company in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Company.

5.	Appointment of Auditors

5.1	The external auditors will be appointed each year by the shareholders of the Company at the annual general meeting of the shareholders.

5.2	The Audit Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.

6.	Evaluation of Auditors

6.1
The Audit Committee will review the performance of the external auditors on at least an annual basis, and notify the Board and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit Committee.

7.	Remuneration of the Auditors

7.1	The remuneration of the external auditors will be determined by the Board of Directors, upon the annual authorization of the shareholders at each general meeting of the shareholders.

7.2
The remuneration of the external auditors will be determined based on the time required to complete the audit and preparation of the audited financial statements, and the difficulty of the audit and performance of the standard auditing procedures under generally accepted auditing standards and generally accepted accounting principles of Canada.

8.	Termination of the Auditors

8.1	The Audit Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, acting reasonably.

9.	Funding of Auditing and Consulting Services

9.1
Auditing expenses will be funded by the Company.  The auditors must not perform any other consulting services for the Company, which could impair or interfere with their role as the independent auditors of the Company.

10.	Role and Responsibilities of the Internal Auditor

10.1
At this time, due to the Company's size and limited financial resources, the Chief Financial Officer of the Company shall be responsible for implementing internal controls and performing the role as the internal auditor to ensure that such controls are adequate.

11.	Oversight of Internal Controls

11.1	The Audit Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitored, and that such internal controls are effective.

12.	Continuous Disclosure Requirements

12.1
At this time, due to the Company's size and limited financial resources, the Secretary of the Company is responsible for ensuring that the Company's continuous reporting requirements are met and in compliance with applicable regulatory requirements.

13.	Other Auditing Matters

13.1	The Audit Committee may meet with the Auditors independently of the management of the Company at any time, acting reasonably.

13.2
The Auditors are authorized and directed to respond to all enquiries from the Audit Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Company.

14.	Annual Review

14.1	The Audit Committee Charter will be reviewed annually by the Board of Directors and the Audit Committee to assess the adequacy of this Charter.

15.	Independent Advisers

15.1	The Audit Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

Composition of Audit Committee

Following the election of directors pursuant to this Information Circular, the following will be members of the Audit Committee:

Name	Independent (1)	Financially Literate(2)	Education and/or Experience
Gary Robertson	Yes	Yes	CFP and director of several reporting issuers
Ronald Andrews	Yes	Yes	Master of Political Science, a degree in economics and horticulture, and audit committee chair for two reporting issuers
Chris Sampson	No	Yes	Professional Engineer

(1)
A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)
An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of National Instrument 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board of Directors to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve in writing any non-audit services or additional work which the Chairman of the Audit Committee deems is necessary, and the Chairman will notify the other members of the Audit Committee of such non-audit or additional work and the reasons for such non-audit work for the Committee’s consideration, and if thought fit, approval in writing.

External Auditor Service Fees

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries are as follows:

Financial Year Ending January 31	Audit Fees	Audit Related Fees	Tax Fees(2)	All other Fees(3)
2012(1)	$38,000	$5,000	$1,500	NIL
2011	$48,500	Nil	$1,500	$5,000

(1)	Estimated
(2)	Preparation of Canadian tax returns
(3)	Form 20-F review, Canadian Public Accountability Board fees and review services

Exemption

The Company has relied upon the exemption provided by section 6.1 of NI 52-110, which exempts a venture issuer from the requirement to comply with the restrictions on the composition of its Audit Committee and the disclosure requirements of its Audit Committee in an annual information form as prescribed by NI 52-110.  The Company is a “venture issuer” as that term is defined under NI 52-110.

CORPORATE GOVERNANCE

General

The Board believes that good corporate governance improves corporate performance and benefits all shareholders.  National Policy 58-201 - Corporate Governance Guidelines provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company.  In addition, National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) prescribes certain disclosure by the Company of its corporate governance practices.  This disclosure is presented below.

Board of Directors

The Board facilitates its exercise of independent supervision over the Company's management through frequent meetings of the Board.

The Board is currently comprised of five (5) directors, of whom each of Gary Robertson and Ronald Andrews are independent for the purposes of NI 58-101.  Chris Sampson is not independent since he serves as VP Exploration of the Company.  David Wolfin is not independent since he is the President of the Company. Louis Wolfin is not independent since he serves as Chairman of the Company.

Directorships

Certain of the directors are also directors of other reporting issuers, as follows:

Director	Other Reporting Issuer
David Wolfin	Avino Silver & Gold Mines Ltd. Berkley Resources Inc. Bralorne Gold Mines Ltd. Cresval Capital Corp. Gray Rock Resources Ltd. Levon Resources Ltd. Mill Bay Ventures Inc.
Louis Wolfin	Cresval Capital Corp.
Ronald Andrews	North Coast Live Insurance Company Berkley Resources Inc.
Gary Robertson	Avino Silver & Gold Mines Ltd. Bralorne Gold Mines Ltd. Levon Resources Ltd. Mill Bay Ventures Inc. Sage Gold Ltd.
Chris Sampson	Sego Resources Ltd.

Orientation and Continuing Education

New Board members receive an orientation package which includes reports on operations and results, and public disclosure filings by the Company. Board meetings are sometimes held at the Company’s offices and, from time to time, are combined with presentations by the Company’s management to give the directors additional insight into the Company’s business. In addition, management of the Company makes itself available for discussion with all Board members.

Ethical Business Conduct

In recruiting new board members, the Board considers only persons with a demonstrated record of ethical business conduct. The Board monitors the ethical conduct of the Company to ensure compliance with applicable legal and regulatory requirements. The Board has found that the foregoing in combination with the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of view and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

Compensation Governance

The Compensation Committee of the Company is responsible for, among other things, evaluating the performance of the Company’s executive officers, determining or making recommendations to the Board with respect to the compensation of the Company’s executive officers, making recommendations to the Board with respect to director compensation, incentive compensation plans and equity-based plans, making recommendations to the Board with respect to the compensation policy for the employees of the Company or its subsidiaries and ensuring that the Company is in compliance with all legal requirements with respect to compensation disclosure. In performing its duties, the Compensation Committee has the authority to engage such advisors, including executive compensation consultants, as it considers necessary.

The Compensation Committee is currently composed of David Wolfin, Ronald Andrews and Chris Sampson, two of whom are independent directors within the meaning set out in NI 58-101. David Wolfin is not independent as he serves as the Company’s President and CEO. All three of the members of the Compensation Committee are experienced participants in the business world who have sat on the board of directors of other companies, charities or business associations, in addition to the Board of the Company.

The recommendations of the Compensation Committee are based primarily on a benchmarking analysis which  compares the Company’s pay levels and compensation practices with other reporting issuers of the same size as and which are active in the industry and/or market in which the Company competes for talent.  This analysis provides valuable information that will allow the Company to make adjustments, if necessary, to attract and retain the best individuals to meet the Company’s needs and provide value to the Company’s shareholders. In formulating its recommendations, the Compensation Committee benchmarked the compensation of the Company’s directors and executive officers against companies with similar market capitalization including the following companies; namely, Canarc Resource Corp., Corona Gold Corporation, Golden Tag Resources Ltd., Moss Lake Gold Mines Ltd. and Premium Exploration Inc.

The Compensation Committee has not engaged the services of independent compensation consultants to assist it in making recommendations to the Board with respect to director and executive officer compensation.

In performing its duties, the Compensation Committee has considered the implications of risks associated with the Company’s compensation policies and practices.  At its present early stage of development and considering its present compensation policies, the Company currently has no compensation policies or practices that would encourage an executive officer or other individual to take inappropriate or excessive risks.

Other Board Committees

The Board has no other committees, other than the Audit Committee, Corporate Governance Committee and Compensation Committee. The functions of the Audit Committee and Compensation Committee are described above. The function of the Corporate Governance Committee is to monitor developments in corporate governance, review the Company’s corporate governance policies and procedures, and recommend any required revisions or improvements to the Company’s corporate governance policies and procedures to the Board of directors.

Assessments

Due to the minimal size of the Company's board of directors, no formal policy has been established to monitor the effectiveness of the directors, the Board and its committees.

OTHER MATTERS

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING; THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.  Shareholders may contact the Company at Suite 900 - 570 Granville Street, Vancouver, B.C., V6C 3P1 to request copies of the Company’s financial statements and management and discussion and analysis of financial results.  Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

BOARD APPROVAL

The contents of this Information Circular have been approved and this mailing has been authorized by the Directors of the Company.

Where information contained in this Information Circular, rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.

By Order of the Board of Directors

CORAL GOLD RESOURCES LTD.

“David Wolfin”
David Wolfin, President & CEO

SCHEDULE “A”

Form 51-102F6
Statement of Executive Compensation
(for the financial year ended January 31, 2012)

CORAL GOLD RESOURCES LTD.

For purposes of this Statement of Executive Compensation, “named executive officer” of the Company means an individual who, at any time during the year, was:

(a)	the Company’s chief executive officer (“CEO”);

(b)	the Company’s chief financial officer (“CFO”);

(c)
each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(d)
any additional individuals for whom disclosure would have been provided under (c) except that the individuals was not serving as an officer of the Company at the end of the most recently completed financial year;

each a “Named Executive Officer” (“NEO”).

Based on the foregoing definition, during the last completed fiscal year of the Company, there were three (3) NEOs, namely, its CEO, David Wolfin, its CFO, Malcolm Davidson and its former CFO, Lisa Sharp.

1)	COMPENSATION DISCUSSION AND ANALYSIS

The Company does not have a compensation program other than paying base salaries, incentive bonuses, and incentive stock options to the NEOs, based upon the recommendations of the Compensation Committee.  The Company and its Compensation Committee recognize the need to provide a compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive’s level of responsibility.  The objectives of base salary are to recognize market pay, and acknowledge the competencies and skills of individuals.  The objectives of incentive bonuses in the form of cash payments are designed to add a variable component of compensation, based on corporate and individual performances for executive officers and employees.  No incentive bonuses were paid to executive officers and employees during the most recently completed fiscal year. The objectives of the stock option are to reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of the Company.  Implementation of a new incentive stock option plan and amendments to the existing stock option plan are the responsibility of the Company’s Compensation Committee.

The Company has no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services.  Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

The process for determining executive compensation relies solely on discussions amongst the board of directors of the Company (the “Board”) with the input from and upon the recommendations of the Compensation Committee, without any formal objectives criteria and analysis.

Actual compensation will vary based on the performance of the executives relative to the achievement of goals and the price of the Company’s securities.

Compensation Element	Description	Compensation Objectives
Annual Base Salary (all NEOs)	Salary is market-competitive, fixed level of compensation	Retain qualified leaders, motivate strong business performance.
Incentive Bonuses	Discretionary cash payment	Reward individual performance in achieving corporate goals
Incentive Stock Option (all NEOs)	Equity grants are made in the form of stock options. The amount of grant will be dependent on individual and corporate performance	Reward long-term financial and operating performance and align interests of key employees with those of shareholders

2)	SUMMARY COMPENSATION TABLE

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the last three most recently completed financial years ended January 31, 2010, 2011 and 2012 of the Company to its NEOs:

Name and principal position	Year	Salary ($)	Share-based awards ($)1	Option-based awards ($)2	Non-equity incentive plan compensation ($)3	Pension value ($)3	All other compensation ($)	Total compensation ($)
DAVID Wolfin* President , CEO & Director	2012	$30,000	NIL	NIL	NIL	NIL	NIL	$30,000
	2011	$30,000	NIL	$76,093	NIL	NIL	NIL	$106,093
	2010	$30,000	NIL	$49,901	NIL	NIL	NIL	$79,901
Louis Wolfin* Chairman & Director, Former CEO	2012	$75,000	NIL	NIL	NIL	NIL	NIL	$75,000
	2011	$75,000	NIL	$63,386	NIL	NIL	NIL	$138,386
	2010	$75,000	NIL	$41,584	NIL	NIL	NIL	$116,584
Malcolm Davidson** CFO	2012	$800	NIL	NIL	NIL	NIL	NIL	$800
Lisa Sharp** Former CFO	2012	$27,231	NIL	NIL	NIL	NIL	NIL	$27,231
	2011	$20,900	NIL	$42,122	NIL	NIL	NIL	$63,022
	2010	$21,817	NIL	$27,723	NIL	NIL	NIL	$49,540

1 The Company does not currently have any share-based award plans.

2 The methodology used to calculate the grant date fair value is based on the Black-Scholes Option Pricing Model.  The Company used the following weighted average assumptions in the model to determine the award recorded above: Dividend Yield – Nil; Expected Life – 5 years; Volatility – 85%; Risk Free Interest Rate – 1.33%.
3 The Company does not have any non-equity incentive plans or any pension plans
*On June 28, 2010, Mr. Louis Wolfin resigned as CEO and Mr. David Wolfin was appointed CEO.  Mr. David Wolfin’s salary was paid to Intermark Capital Corp., a private BC corporation controlled by David Wolfin. Mr. Louis Wolfin’s salary was paid to Frobisher Securities Limited, a private BC corporation controlled by Louis Wolfin.
**On January 18, 2012 Ms. Lisa Sharp resigned as CFO, and Mr. Malcolm Davidson was appointed CFO.

Annual Base Salary

Base Salary for the NEOs are determined by the Board upon the recommendation of the Compensation Committee and its recommendations are reached primarily by comparison of the remuneration paid by other reporting issuers with the same size and industry and with publicly available information on remuneration that the Compensation Committee feels is suitable.

The Annual Base Salary paid to the NEOs shall, for the purpose of establishing appropriate increases, be reviewed annually by the Board upon the recommendation of the Compensation Committee thereof as part of the annual review of executive officers.  The decision on whether to grant an increase to the executive’s base salary and the amount of any such increase shall be in the sole discretion of the Board and Compensation Committee thereof.

Long Term Incentive Plan (LTIP)

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities), was paid or distributed to the Named Executive Officer during the most recently completed financial year ended January 31, 2012.

Option Based Award

An Option Based Award is in the form of the grant of an incentive stock option.  The objective of the incentive stock option is to reward NEOs’, employees’ and directors’ individual performance at the discretion of the Board of directors upon the recommendation of the Compensation Committee.  The plan currently used by the Company is its rolling Stock Option Plan (the “Plan”), under which stock options have been granted and may be granted to purchase a number equal to 10% of the Company’s issued capital from time to time.  For details of the Plan please refer to “Particulars of Matters to be Act Upon” in the Information Circular.

The Plan is administered by the Compensation Committee.  The process the Company uses to grant option-based awards to NEOs is based upon the recommendations of the Compensation Committee to the Board of Directors.

The role of the Compensation Committee is to recommend to the Board the compensation of the Company’s directors and the NEOs which the Committee feels is suitable.

All previous grants of option-based awards are taken into account when considering new grants.

3)	INCENTIVE PLAN AWARDS

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the NEOs to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended January 31, 2012:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)
DAVID Wolfin President , CEO & Director	100,000 90,000 105,000 55,000 300,000	$1.00 $0.76 $0.45 $0.80 $0.40	Sep 26, 2012 Jan 13, 2015 Sep 17, 2015 Jan 21, 2016 Feb 22, 2017	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Malcolm Davidson CFO	20,000 75,000	$0.80 $0.40	Jan 21 2016 Feb 22, 2017	Nil Nil	Nil Nil	Nil Nil
Lisa Sharp Former CFO	50,000 50,000 35,000 25,000	$0.76 $0.45 $0.80 $0.40	Jan. 13, 2015 Sep 17, 2015 Jan 21, 2016 Feb 22, 2017	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

(1) In-the-Money Options is the difference between the market value of the underlying securities at January 31, 2012 and the exercise price of the option. The closing market price of the Company's common shares as at January 31, 2012 was $0.40 per common share.

Incentive plan awards – value vested or earned during the year

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to NEOs during the most recently completed financial year ended January 31, 2012:

Name	Option-based awards – Value vested during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
DAVID Wolfin President , CEO & Director	Nil	Nil	Nil
Malcolm Davidson CFO	Nil	Nil	Nil
Lisa Sharp Former CFO	Nil	Nil	Nil

(1) The options have no value since the exercise price was higher than the market price at the grant date.

4)	PENSION PLAN BENEFITS

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

5)	TERMINATION AND CHANGE OF CONTROL BENEFITS

The Company does not have any employment contracts with the NEOs, and there are no contractual provisions for termination of employment or change in responsibilities.

6)	DIRECTOR COMPENSATION

The following table sets forth the value of all compensation paid to the directors during the most recently completed financial year ended January 31, 2012:

Director Compensation Table

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($) (1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Louis Wolfin	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Gary Robertson*	$6,000	NIL	NIL	NIL	NIL	NIL	$6,000
Chris Sampson	NIL	NIL	NIL	NIL	NIL	NIL	NIL
David Wolfin(2)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Ronald Andrews*	$6,000	NIL	NIL	NIL	NIL	NIL	$6,000

* Independent and Non-Employee Directors.

(1)  The methodology used to calculate the grant date fair value is the last closing price of the Company’s shares before the date of the stock option grant less the exercise price.
(2)  CEO’s, see Summary Compensation Table.

The Company pays its independent directors $750 per quarter and an additional $750 per quarter for being a member of three committees.

No director of the Company who is not a Named Executive Officer has received, during the most recently completed financial year, compensation pursuant to:

(a)
any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors except for the granting of stock options; or

(c)	any arrangement for the compensation of directors for services as consultants or experts.

The Company may grant incentive stock options to Directors of the Company from time to time pursuant to the stock option plan of the Company and in accordance with the policies of the TSX Venture Exchange (the "TSX-V")

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended January 31, 2012:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)
Louis Wolfin	75,000 80,000 50,000 100,000	$0.76 $0.45 $0.80 $0.40	Jan. 13, 2015 Sep 17, 2015 Jan 21, 2016 Feb 22, 2017	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Gary Robertson	75,000 50,000 50,000 40,000 75,000	$1.00 $0.76 $0.45 $0.80 $0.40	Sep 26, 2012 Jan 13, 2015 Sep 17, 2015 Jan 21, 2016 Feb 22, 2017	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Chris Sampson	25,000 25,000 50,000 40,000 75,000	$1.00 $0.76 $0.45 $0.80 $0.40	Sep 26, 2012 Jan 13, 2015 Sep 17, 2015 Jan 21, 2016 Feb 22, 2017	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Ronald Andrews	50,000 50,000 40,000 75,000	$0.76 $0.45 $0.80 $0.40	Jan 13, 2015 Sep 17, 2015 Jan 21, 2016 Feb 22, 2017	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

(1)  In-the-Money Options is the difference between the market value of the underlying securities at January 31, 2012 and the exercise price of the option. The closing market price of the Company's common shares as at January 31, 2012 was $0.40 per common share.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period.  An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the most recently completed financial year ended January 31, 2012:

Name	Option-based awards – Value vested during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Louis Wolfin	Nil	Nil	Nil
Gary Robertson	Nil	Nil	Nil
Chris Sampson	Nil	Nil	Nil
Ronald Andrews	Nil	Nil	Nil

(1) The options have no value since the exercise price was higher than the market price at the grant date.